

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2018

Michael J. Quinn
President and Chief Executive Officer
Rhinebeck Bancorp, Inc.
2 Jefferson Plaza
Poughkeepsie, NY 12601

Re: Rhinebeck Bancorp, Inc.
Registration Statement on Form S-1
Filed September 10, 2018
File No. 333-227266

Dear Mr. Quinn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 10, 2018

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

How We Determined the Offering Range and the $10.00 per Share Offering Price, page 5

2.   It appears the valuation of peer group companies in the first table on page 6 is shown on a fully-converted basis. If so, please revise to clarify in the table and in the disclosure

preceding the table that only the selected pricing ratios for Rhinebeck Bancorp are presented on a non-fully converted basis. Also, please discuss the impact of full or partial conversion on the comparability of the peer group information to the information about the company. If you have made adjustments to the earnings or book values of the peer group companies for purposes of this comparison, please clarify.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Delinquent Loans , page 66

3.   Please disclose delinquent information for the indirect automobile lending program given its significance and your future plans to grow this lending.

Allowance for Loan Losses, page 69

4.   Please disclose indirect automobile loan charge-offs and recoveries for the periods presented.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at 202-551-3452 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services

cc: Scott A. Brown, Esq.